



SECUF **14045388** SION

ANNUAL AUDITED REPORT
FORM X-17A-5 *1A*
PART III

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SEC FILE NUMBER

8- 28569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/13___ AND ENDING ___12/31/13___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timber Hill LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

_____
(Name – *if individual, state last, first, middle name*)

_____
(Address)   (City)   SECUR (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

APR 18 2014

DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

_____

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Timber Hill LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Timber Hill, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

Member of
Deloitte Touche Tohmatsu Limited

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013
(Dollars in Thousands)

Assets

Cash and cash equivalents	$	54,126
Cash segregated for regulatory purposes		4,366
Securities borrowed		3,758,781
Securities purchased under agreements to resell		130,382
Financial instruments owned, at fair value:		
Financial instruments owned		1,997,392
Financial instruments owned and pledged as collateral		839,788
		2,837,180
Other receivables:		
Brokers, dealers and clearing organizations		1,847,190
Affiliates		71,173
Interest		7,561
		1,925,924
Other assets		36,569
Total assets	$	8,747,328

Liabilities and members' capital

Liabilities:		
Financial instruments sold but not yet purchased, at fair value	$	2,366,795
Securities loaned		3,412,937
Other payables:		
Brokers, dealers and clearing organizations		1,633,627
Affiliates		59,485
Accounts payable, accrued expenses and other liabilities		13,018
Interest		6,456
		1,712,586
Members' capital		1,255,010
Total liabilities and members' capital	$	8,747,328

See accompanying notes to the statement of financial condition.

TIMBER HILL LLC

Notes to Statement of Financial Condition
As of December 31, 2013
(Dollars in Thousands, Except Share Data, Unless Otherwise Noted)

---

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC, an affiliated U.S. broker dealer and FCM.

The Company is 99.99% owned and consolidated by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 9).

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. Corporation, which corporation is the sole managing member of IBG LLC.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or the "Codification"). The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated useful lives of property and equipment, the allowance for doubtful accounts and compensation accruals.

Fair Value

At December 31, 2013, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on published market prices and were marked to market daily, or were assets which are short-term in nature and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurement*, to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

Financial instruments owned and financial instruments sold, but not yet purchased are generally classified as Level 1 financial instruments. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate and municipal debt securities. The Company does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices.

Currency forward contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 financial instruments as such instruments are not exchange traded. Other securities that are not traded in active markets are also classified in Level 2. Level 3 financial instruments are comprised of securities that have been delisted or otherwise are no longer tradable and have been valued by the Company based on internal estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses to be cash equivalents.

Cash and Securities Segregated for Regulatory Purposes

As a result of its registration as a broker-dealer and futures commission merchant, activities with customers of certain affiliates, the Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC"), respectively, to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which

may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Receivables and payables with the same counterparty are not offset in the statement of financial condition. For these transactions, the fees received or paid by the Company are recorded as interest income or interest expense in the statement of operations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are reported as collateralized financing transactions, are recorded at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty.

Financial Instruments Owned and Sold But Not Yet Purchased

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold but not yet purchased are recorded at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are classified as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also accounted for on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are reported as components of financial instruments owned or financial instruments sold but not yet purchased. Net earnings or losses are reported as components of trading gains in the statement of operations.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of customers as well as net payables and receivables from unsettled trades.

Foreign Currency Transactions

Foreign currency denominated assets and liabilities are translated into U.S. dollars at the period-end exchange rate.

Property and Equipment

Property and equipment, which is a component of other assets, consist of purchased technology hardware and software, leasehold improvements and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation*, to account for its participation in the IBG, Inc. stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows, 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, based on enacted tax law. ASC 740 requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions and valuation allowances for deferred tax assets reported in the statement of financial condition, prescribing a "more likely than not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by

partnerships represent obligations of the individual partners. Income taxes shown on the Company's statement of operations are primarily attributable to state and local income taxes assessed by jurisdictions that do not recognize the Company's limited liability company status and as a result treats the Company as a taxable entity in those jurisdictions. Foreign income taxes paid on dividends received are also reported as income taxes.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or to amend the ASC. In 2013 and 2014, prior to the issuance of the Company's statement of financial condition, ASU 2013-01 through 2014-05 have been issued. Following is a summary of recently issued ASUs that have affected or may affect the Company's statement of financial condition:

	Affects	**Status**
ASU 2011-11	*Balance Sheet (Topic 210):* Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013.
ASU 2013-01	*Balance Sheet (Topic 210):* Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013 (the same as the effective date of ASU 2011-11).
ASU 2013-04	*Liabilities (Topic 405):* Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date	Effective prospectively for fiscal periods beginning on or after December 15, 2013. Early adoption is permitted.
ASU 2013-05	*Foreign Currency Matters (Topic 830):* Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity	Effective for fiscal periods beginning on or after December 15, 2013. Early adoption is permitted.
ASU 2013-12	Definition of a Public Business Entity, An Addition to the Master Glossary	Issued December 2013, with the definition of "Public Business Entity" to be applied as new guidance is issued by the FASB.

Adoption of those ASUs that became effective during 2013 and 2014, prior to the issuance of the Company's statement of financial condition, did not have a material effect on the statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market making and, to an affiliate, brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold but not yet purchased. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions, currency futures contracts and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options and futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources.

In the normal course of business, the Company executes, settles and finances various securities transactions for its affiliates and their customers. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that affiliates, customers of affiliates or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to affiliates, customers of affiliates or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2013, the Company did not have any material concentrations of credit risk.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for futures products, which represent obligations of the Company to settle futures contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such futures contracts may exceed the amounts reported in the Company's statement of financial condition.

4. Financial Assets and Financial Liabilities

Fair Value

The following tables set forth, by level within the fair value hierarchy (Note 2), financial assets and liabilities, primarily financial instruments owned and financial instruments sold, but not yet purchased, at fair value as of December 31, 2013. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets At Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Stocks	$ 543,690	$ -	$ 27	$ 543,717
Options	1,353,088	-	-	1,353,088
U.S. and foreign government obligations	4,641	2,102	-	6,743
Warrants	316	-	-	316
Corporate and municipal bonds	72,751	18,476	-	91,227
Currency forward contracts	-	2,301	-	2,301
	1,974,486	22,879	27	1,997,392
Financial instruments owned and pledged as collateral:				
Stocks	806,755	-	-	806,755
Warrants	233	-	-	233
Corporate and municipal bonds	1,125	-	-	1,125
U.S. and foreign government obligations	31,675	-	-	31,675
	839,788	-	-	839,788
	2,814,274	22,879	27	2,837,180
Other assets - other investments	820	-	101	921
	$ 2,815,094	$ 22,879	$ 128	$ 2,838,101

	Financial Liabilities At Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Financial instruments sold but not yet purchased:				
Stocks	$ 953,617	$ -	$ 1	$ 953,618
Options	1,320,822	-	-	1,320,822
Corporate bonds	77,936	9,628	-	87,564
Warrants	378	-	-	378
U.S. and foreign government obligations	-	4,413	-	4,413
	$ 2,352,753	$ 14,041	$ 1	$ 2,366,795

Transfers Between Level 1 and Level 2 During the Year Ended December 31, 2013

Transfers of financial instruments owned and sold, not yet purchased to or from Levels 1 and 2 arise where the market for a specific security has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period.

During the year ended December 31, 2013, the Company reclassified approximately $1.8 million of financial instruments owned from Level 1 to Level 2 and reclassified approximately $1.1 million of financial instruments owned from Level 2 to Level 1. Financial instruments sold, but not yet purchased of approximately $0.6 million were reclassified from Level 1 to Level 2 and approximately $1.8 million of financial instruments sold, but not yet purchased were reclassified from Level 2 to Level 1.

Netting of Financial Assets and Financial Liabilities

The Company adopted the guidance in ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* and ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* for periods beginning after January 1, 2013. This authoritative guidance requires companies to report disclosures of offsetting assets and liabilities.

The Company does not net securities segregated for regulatory purposes, and securities borrowed and securities loaned are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of derivative financial instruments owned that are not offset in the statement of financial condition, but could be netted against financial liabilities with specific counterparties under master netting agreements, including clearing houses (exchange traded options, warrants and discount certificates) or over the counter currency forward contract counterparties, are presented to provide statement of financial condition readers with the Company's estimate of its net exposure to counterparties for these derivative financial instruments.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2013, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

	December 31, 2013			Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of Financial Assets:						
Securities borrowed	$ 3,758,781	$ -	$ 3,758,781	$ (3,663,795)	$ -	$ 94,986
Securities purchased under agreements to resell	130,382	-	130,382	(130,382)	-	-
Financial Instruments owned:						
Options	1,353,088	-	1,353,088	(1,185,186)	-	167,902
Warrants	549	-	549	(378)	-	171
Currency forward contracts	2,301	-	2,301	(2,301)	-	-
Total	$ 5,245,101	$ -	$ 5,245,101	$ (4,982,042)	$ -	$ 263,059

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
Offsetting of Financial Liabilities:						
Securities loaned	$ 3,412,937	$ -	$ 3,412,937	$ (3,412,531)	$ -	$ 406
Financial instruments sold, not yet purchased:						
Options	1,320,822	-	1,320,822	(1,185,186)	-	135,636
Warrants	378	-	378	(378)	-	-
Total	$ 4,734,137	$ -	$ 4,734,137	$ (4,598,095)	$ -	$ 136,042

5. Collateralized Transactions

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. Government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

Amounts relating to collateralized transactions at December 31, 2013 are summarized as follows:

	Permitted to Repledge		Sold or Repledged	
Securities lending transactions	$	3,611,376	$	3,535,823
Agreements to resell		130,339		113,799
	$	3,741,715	$	3,649,622

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. At December 31, 2013, substantially all government securities owned were pledged to clearing organizations.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2013 consisted of the following:

Stocks	$	806,755
U.S. and foreign government obligations		31,675
Corporate and municipal bonds		1,125
Warrants		233
	$	839,788

6. Other Assets

Other assets of $36,569 are primarily comprised of memberships in exchanges of $24,022, other receivables of $2,465, deposits of $4,484 and property and equipment of $2,682. Property and equipment are comprised of leasehold improvements, computer equipment, furniture and office equipment.

At December 31, 2013, property and equipment consisted of:

Leasehold improvements	$	6,286
Computer equipment		455
Office furniture and equipment		1,211
Computer software		27
		7,979
Less: accumulated depreciation and amortization		(5,297)
Property and equipment, net	$	2,682

7. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in

proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions is not expected to have a material effect, if any, on our business or financial condition, but may have a material impact on the results of operations for a given period.

The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies*. At December 31, 2013, no reserves for potential losses related to litigation matters were deemed necessary.

Leases

Through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2034. The office leases contain renewal elections based upon then fair market rental rates. The renewal election on one of the underlying leases was extended in January 2013 from 2024 to 2034. The Company's share of related minimum future rental payment commitments are included in the table below.

The Company's proportionate share of minimum future rental payment commitments, allocated to it by affiliates, is as follows:

Year		
2014	$	816
2015		850
2016		894
2017		945
2018		989
Thereafter		83
	$	4,577

Guarantees

The Company provides guarantees to securities and futures clearing houses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees*. Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Other Commitments

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

8. Related Party Transactions

The Operating Companies, in addition to the Company, are comprised of the following companies: Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC ("IB LLC") and subsidiary, Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS") and IB Exchange Corp. ("IBEC").

THE, THC, THA and THSHK are registered securities dealers in Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing for affiliates. IB LLC, IBUK, IBC and IBSJ are registered broker-dealers in the US, Great Britain, Canada and Japan, respectively, and engage in execution and clearing services for customers and affiliates. IBI is registered as both a securities dealer for proprietary trading and as a broker-dealer for execution and clearing services. The Company and IB LLC perform execution and clearing services between each other. IBFP is a securities issuer registered in Germany. IBEST, IBH and IBRUS provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBG LLC is the holding company for the group of Operating Companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Affiliate loans and brokerage transaction receivables and payables are reported gross. The loan receivable from affiliate at December 31, 2013 of $700 bears interest at 0.84% and is reported in other receivables from affiliates in the statement of financial condition. Other affiliate receivables and payables including administrative, consulting and service fees and advances between Operating Companies are netted by operating company.

Included in assets in the statement of financial condition are the following amounts with related parties at December 31, 2013:

Securities purchased under agreements to resell	$	130,382
Securities borrowed - stock and bond borrows	$	1,827,746
Financial instruments owned		
Currency forward contracts	$	2,301
Other receivables:		
Administrative fees and other	$	169
Brokers, dealers and clearing organizations		1,491,829
Interest		2,443

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2013:

Securities loaned	$	1,347,400
Other payables:		
Administrative fees and other	$	32,922
Brokers, dealers and clearing organizations		1,486,253
Interest		4,170

9. Segregation of Funds

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. In addition to cash held in segregated accounts of $4,366, the Company had cash of $13,670 deposited for margin with one clearing organization. At December 31, 2013, the total amount in segregation of $702,520 exceeded such requirements by $5,289.

10. Defined Contribution and Employee Incentive Plans

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based Operating Companies who have met minimum service requirements the opportunity to participate in the IBG LLC 401 (k) Plan, a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Group to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Return on Investment Dollar Units ("ROI Dollar Units")

From 1998 through 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units have vested at the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units vested on the fifth anniversary date of their grant and were or will be automatically redeemed. Subsequent to the IBG, Inc. Initial Public Offering, (the "IPO"), no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of IBG, Inc. Class A common stock as described below under "2007 Stock Incentive Plan."

As of December 31, 2013, payables to employees for ROI Dollar Units were $2,687, all of which were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitled each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been invested in shares of common stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Certain ROI Dollar Units, as elected by employees, that were outstanding as of December 31, 2006 were so invested, and 673,382 shares of restricted common stock to be issued to those employees under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and

- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of common stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants for common stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO, to eligible employees as part of an overall plan of equity compensation. Shares of common stock vest and become distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which approximates the anniversary of the IPO; and

- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG, Inc. and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2013, Company employees have been granted the following awards under the Stock Incentive Plan:

	Shares	Fair Value at Date of Grant
December 31, 2013	135,939	$ 3,318

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year under the ASC 718 "Graded Vesting" method. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants once each year on or about IBG, Inc's IPO anniversary. At the end of each year, there are no vested awards that remain undistributed.

Estimated future compensation costs for unvested awards at December 31, 2013 are $5.3 million.

The following is a summary of stock plan share activity for the period from January 1, through December 31, 2013:

	2007 Stock Incentive Plan Shares	Intrinsic Value of SIP Shares which Vested and were Distributed ($Millions) (1)	2007 ROI Unit Stock Plan Shares
Balance, January 1, 2013	2,272,958		114,044
Granted	135,939		-
Forfeited by employees	(193,768)		(23,949)
Distributed to employees	(371,095)	$ 5.8	(77,015)
Balance, December 31, 2013	1,844,034		13,080

(1) Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

Awards granted under the stock plans are subject to forfeiture in the event an employee ceases employment with the Company. The stock plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former employees will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year.

Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2013, a total of 31,719 shares have been distributed under these post-employment provisions. These distributions are included in the Stock Plans activity tables above.

11. Net Capital Requirements

The Company is required to maintain net capital in excess of the greater of capital calculated under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) or Commodity Futures Trading Commission ("CFTC") minimum financial requirements (Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars or 2% of aggregate debit balances arising from customer transactions, as defined. Regulation 1.17 requires that the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2013, the Company had net capital of $397,485, which was $343,914 in excess of required net capital of $53,571.

12. Subsequent Events

As required by ASC 855, the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition were issued. On February 4, 2014, the Company declared and paid a dividend to its members of $20,002. No other recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

February 28, 2014

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 08630

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.6(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP